January 15, 2026

Zhang Hong
Chief Executive Officer
Yinfu Gold Corporation
Foreign Trade Group Mansion, Suite 1608
Dongmen Street, Luohu District
Shenzhen, China 518000

       Re: Yinfu Gold Corporation
           Form 10-K for the Fiscal Year ended March 31, 2025
           File No. 333-152242
           Filed June 30, 2025
Dear Zhang Hong:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2025
Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend the filing to have your auditor include an audit report that covers both periods presented in the audited financial statements in the format required by
       PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Klinko at 202-551-3824 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
 January 15, 2026
Page 2

                   Division of Corporation Finance
                   Office of Energy & Transportation